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                                                                 Exhibit 12.1



RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)


(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent the net loss plus fixed charges and preferred stock dividends. Fixed charges consist of (a) interest, whether expensed or capitalized; (b) amortization of debt expense and discount or premium relating to indebtedness, whether expensed of capitalized; and preferred stock dividends. For the years ended March 31, 1998, 1997, 1996, 1995 and 1994 and for the nine months ended December 31, 1998, earnings were insufficient to cover fixed charges by (in thousands) $25,014, $16,702, $18,524, $34,406, $18,903 and $17,822, respectively.